

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 20, 2016

Graham Lumsden
Chief Executive Officer and Director
Motif Bio plc
125 Park Avenue
25th Floor, Suite 2622
New York, NY 10011

Re: **Motif Bio plc**
       Amendment No. 7 to Registration Statement on Form F-1
       Filed October 13, 2016
       File No. 333-212491

Dear Mr. Lumsden:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your registration statement to include all information that may not be omitted pursuant to Rule 430A, including the total number of Ordinary Share Warrants and ADS Warrants being offered pursuant to this registration statement. Please refer to Question 227.02 of the Compliance and Disclosure Interpretations for Securities Act Rules.

2.   Please revise your registration statement to include the manner of determining the offering price as well as the exercise price of warrants, including the various factors considered in such determination and the parameters or elements used as a basis for establishing the price. Please refer to Item 9.A. of Form 20-F. We note that you have included the last reported sale price of your ordinary shares on AIM. Please tell us specifically how this price will be used to price the securities in this offering. We also

note your disclosure that both the ADSs and ordinary shares are being sold with "up to" 0.4 of an ADS Warrant or Ordinary Share Warrant, as applicable. Please disclose the precise number of warrants that will be offered with each ADS and ordinary share or how you will determine the number of warrants that will be offered.

3.   We note that you filed a free writing prospectus on October 13, 2016. Please tell us why you believe you are eligible to use a free writing prospectus. For reference, please refer to Securities Act Rule 433(b)(2). Please also provide us with the basis for your statements in the free writing prospectus that iclaprim showed excellent efficacy and that its safety profile is well-established. We note that FDA approval is dependent on its determination that a drug is safe and effective, and it is premature for you to state that iclaprim, a non-approved drug, is safe and effective.

Summary

Overview, page 1

4.   We note your statement on page 2 and elsewhere throughout the prospectus that "iclaprim was found to exhibit safety and tolerability comparable to linezolid." However, we note that six deaths were reported during the ASSIST-1 study, five in the iclaprim group and one in the linezolid group. Please revise your disclosure to remove the statement that iclaprim's safety and tolerability is comparable to linezolid. Please also clarify your statement comparing iclaprim to vancomycin to remove the suggestion that because clinical results were similar for the two drugs it means that iclaprim is safe and effective. Because approval of the FDA is dependent on its determination that a drug is safe and effective, it is premature for you to suggest that iclaprim is safe and effective.

Use of Proceeds, page 54

5.   We note your disclosure that you plan to use approximately $20.5 million of your global offering proceeds to fund the expenses to be incurred in conducting the two Phase 3 clinical trials of iclaprim for the treatment of ABSSSI, including the completion of your REVIVE-1 trial. To the extent material amounts of other funds are necessary to complete the REVIVE-2 trial, please revise to state the amounts of other funds needed to accomplish this purpose and the sources thereof. Refer to Item 3.C.1. of Form 20-F.

Description of Securities

Warrants, page 155

6.   We note your disclosure that a holder of a warrant will not have the right to exercise such warrant to the extent that such person would beneficially own in excess of 4.99% of the ordinary shares outstanding immediately after giving effect to such exercise. Please

disclose this ownership limitation on the cover page of the prospectus, the prospectus summary and elsewhere as appropriate.

7.   Please include in your disclosure the amount of warrants outstanding and the treatment of fractional ADSs and ordinary shares upon exercise of warrants. Refer to Item 12.B. of Form 20-F.

Expenses of the Global Offering, page 174

8.   We note that your SEC registration fee pursuant to the registration fee table is $4,490.67. Please update your disclosure in this section as appropriate.

Exhibit Index

9.   Please file a copy of a form of warrant agreement as an exhibit to your registration statement.

        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Aron Izower
        Reed Smith LLP